The following is a description of the amendments to Music Licensing, Inc. Form 1-A/A filed January 18, 2022 pursuant to the SEC comment letter dated January 27, 2023.

Comment 1	The Company has amended the language to incorporate a date from which the damages were calculated.

Comment 2	In response to Comment #2 regarding the above-referenced amendment, the Company provided additional description of the events surrounding the Share Exchange Transaction.

Comment 3

The Company has amended the Unaudited Balance Sheets for the Interim Period Ended June 30, 2022 and the Audited Financial Statements for Fiscal Years 2020 and 2021 to amend the report dates and signatures dates of the auditor.